                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          ---------------------------
                                  SCHEDULE TO
                                (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)

                          ---------------------------

                               LANTE CORPORATION
                      (Name of Subject Company (Issuer))

                          ---------------------------

                               LANTE CORPORATION
                       (Name of Filing Person (Offeror))


Certain Options Under Lante Corporation's Amended and Restated 1998 Stock Option
           Plan to Purchase Common Stock, Par Value $.01 Per Share,
                            Held by Option Holders
                        (Title of Class of Securities)

                          ---------------------------

                                  516540 10 1
               (CUSIP Number of Underlying Class of Securities)
                          ---------------------------





                                                          copies to:
        Thaddeus J. Malik                         Jeffrey R. Patt, Esq.
Vice President and General Counsel                 Adam R. Klein, Esq.
        Lante Corporation                         Katten Muchin Zavis
 161 North Clark Street, Suite 490         525 West Monroe Street, Suite 1600
      Chicago, Illinois 60601                     Chicago, Illinois 60661
          (312) 696-5000                               (312) 902-5200




(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                           CALCULATION OF FILING FEE
 =============================================================================

     Transaction Valuation*                        Amount of Filing Fee **
-------------------------------------      -----------------------------------
        $52,207,918                                        $10,442
 =============================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,457,478 shares of common stock of Lante Corporation, having a weighted average exercise price of $15.10, will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
**   $4,760 of this amount has previously been paid.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
             Amount previously paid:              $4,760
             Form or Registration No.:            Schedule TO
             Filing party:                        Lante Corporation
             Date filed:                          December 21, 2000
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [ ]
 =============================================================================

                            INTRODUCTORY STATEMENT

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed with the Securities and Exchange Commission on December 21, 2000, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.01 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated December 21, 2000 (as amended and supplemented, the "Offer to Exchange") and the related Letter of Transmittal, as amended.


ITEM 10   FINANCIAL STATEMENTS

Item 10 of the Schedule TO is hereby amended and restated as follows:

     The information set forth in the Offer to Exchange under the caption "The Offer - Information Concerning Lante" is incorporated herein by reference.

ITEM 12   EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated as follows so as to
(1) amend Exhibit (a)(1)(A) by replacing the Offer to Exchange dated December 21, 2000 with the Offer to Exchange dated December 21, 2000 and amended January 29, 2001 attached hereto, (2) amend Exhibit (a)(1)(B) by replacing the Form of Letter of Transmittal with the Form of Letter of Transmittal, as amended, and
(3) add Exhibit (a)(1)(G) attached hereto:

(a)(1)(A)      Offer to Exchange dated December 21, 2000 and amended January 29,
               2001.

(a)(1)(B)      Form of Letter of Transmittal, as amended.

(a)(1)(C)*     Form of Letter to Eligible Option Holders Regarding Offer.

(a)(1)(D)* Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(a)(1)(E)*     Form of Letter to Eligible Option Holders Clarifying Offer to
               Exchange.

(a)(1)(F)* Form of Letter to Eligible Option Holders Regarding Extension of the Expiration Date.

(a)(1)(G) Form of Letter to Option Holders Regarding Amended Tender Offer Materials and Opening Up Offer to All Option Holders.

(b)            Not applicable.

(d)(1)*        Lante Corporation Amended and Restated 1998 Stock Option Plan.

(d)(2)* Form of Option Agreement pursuant to the Lante Corporation Amended and Restated 1998 Stock Option Plan.

(g)            Not applicable.

(h)            Not applicable.

* Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule TO is true, complete and correct.

                                            Lante Corporation


                                            /s/ Thaddeus J. Malik
                                            -----------------------------------
                                            Thaddeus J. Malik
                                            Vice President and General Counsel


Date:  January 29, 2001

                               INDEX TO EXHIBITS

 Exhibit
 Number         Description
------------    --------------------------------------------------------------
(a)(1)(A)       Offer to Exchange dated December 20, 2000 and amended
                January 29, 2001.

(a)(1)(B)       Form of Letter of Transmittal, as amended.

(a)(1)(G) Form of Letter to Option Holders Regarding Amended Tender Offer Materials and Opening Up Offer to All Option Holders